Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Orion Group Holdings, Inc. (the “Company,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended:  our common stock, par value $0.01 per share (our “Common Stock”).

The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to (1) the applicable provisions of the Delaware General Corporation Law (the “DGCL”) and (2) the applicable provisions of our amended and restated certificate of incorporation (our “charter”) and our amended and restated bylaws (our “bylaws”), both of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit is a part.  We encourage you to read our charter, our bylaws, and the applicable provisions of the DGCL for additional information.

Authorized Shares.  Our charter authorizes us to issue up to 50,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”). The Company’s Board of Directors (the “Board”) is authorized to issue Preferred Stock from time to time in one or more series and, with respect to each series of Preferred Stock, to fix the number of shares to constitute the series and the rights and preferences of the shares of any series so established, provided such actions are compliant with the DGCL. As of December 31, 2019, we only have one outstanding class of Common Stock and there are no outstanding shares of Preferred Stock.

Voting Rights.  All voting rights are vested in the holders of Common Stock.  Each registered holder of Common Stock is entitled to one vote for each share held on all matters submitted to a vote of the stockholders of the Company.  Directors are elected by a plurality of the votes of the shares present in person or by proxy at the stockholders meeting and entitled to vote in such election.  When a quorum is present at any meeting of the stockholders, any matter to be voted upon by the stockholders at such meeting is decided by a majority of the votes and shares present or represented and voting on the matter.  Our stockholders may not cumulate their votes in the election of directors or any other matter.

Dividend Rights.  Subject to the rights that may be granted to any holders of Preferred Stock, dividends on Common Stock, if any, as may be declared by the Board out of funds legally available therefor, would be payable ratably in proportion to the number of shares of Common Stock held by the holders of Common Stock.

Liquidation and Dissolution.  Upon a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company which may be available after the payment of all debts and other liabilities, and after distribution in full of all preferential amounts distributed to holders of any series outstanding of Preferred Stock.

Fully Paid and Nonassessable.  All outstanding shares of Common Stock are fully paid and nonassessable, which means that holders will have paid their purchase price in full and we may not require them to pay additional funds.

Preemptive and Other Rights.  Holders of our Common Stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

Limitations on Ownership by Non-U.S. Citizens.  The Company is subject to and complies with the applicable citizenship requirements of the Foreign Dredge Act of 1906, 46 U.S.C. section 55109, as amended; the Merchant Marine Act of 1920, 46 U.S.C. section 55101, et. seq., as amended; the Shipping Act of 1916, 46 U.S.C. section 50501, as amended; and any other U.S. maritime, shipping, and vessel regulations and laws requiring or relating to the ownership or control of the Company for purposes of owning and operating vessels in the U.S. coastwise trade (collectively, the “U.S. Maritime Laws”).  These U.S. Maritime Laws prohibit foreign ownership or control of persons engaged in the transport of merchandise or passengers or dredging in the navigable waters of the U.S.  A corporation is considered to be foreign-owned or controlled if, among other things, 25% or more of the ownership or voting interests with respect to its equity stock is held by non-U.S. citizens. If we should fail to comply with such requirements, our vessels would lose their eligibility to engage in coastwise trade or dredging within U.S. domestic waters.  Therefore, the Company limits the percentage of the shares of any class of the Company’s capital stock that is owned by a non-US citizen, in order to comply with such requirements.  To facilitate our compliance, our charter includes the following provisions:

•limits ownership by non-U.S. citizens of any class or series of our capital stock (including our Common Stock) to 23%;

•requires us to withhold dividends and suspend voting rights with respect to any shares held by non-U.S. citizens;

•permits a stock certification system with two types of certificates to aid tracking of ownership;

•permits us to redeem any shares held by non-U.S. citizens so that our foreign ownership is less than 23%; and

•permits us to take measures to ascertain ownership of our stock.

Stockholders and proposed transferees may be required to certify whether they are U.S. citizens before purchasing or transferring our Common Stock. If a stockholder or a proposed transferee cannot make such certification, or if a proposed sale or transfer of our shares of Common would result in the ownership by non-U.S. citizens of 23% or more of our Common Stock, the stockholder may not be allowed to purchase or transfer our Common Stock. All certificates representing the shares of our Common Stock will bear legends referring to the foregoing restrictions. In addition, our charter permits us to establish and maintain a dual stock certificate system under which different forms of certificates may be used to reflect whether the owner is a U.S. citizen.

Certain Anti-Takeover Provisions of the DGCL, our Charter, and our Bylaws.  Certain provisions of the DGCL and our charter and bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction or other attempts to influence or replace our incumbent directors and officers. These provisions are summarized below.

Delaware Anti-Takeover Statute.  We have elected to be subject to Section 203 of the DGCL, an anti-takeover law. Subject to certain exceptions, this law prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless the business combination or acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner.  Generally, under Section 203, an “interested stockholder” is a person or entity who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) fifteen percent (15%) or more of a corporation’s outstanding voting stock.  The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our Board, including discouraging takeover attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

Classified Board.  Under our charter, our Board is divided into three classes of directors, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. At each annual meeting of stockholders, successors to the class of directors whose terms expires at that annual meeting are and will be elected for a three-year term.  The classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board.

Authorized But Unissued Shares.  The authorized but unissued shares of our Common Stock and Preferred Stock are available for future issues without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and Preferred Stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy context, tender offer, merger or otherwise.

Filling Board Vacancies; Removal.  Our charter provides that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum, or by the sole remaining director. Each director will hold office until his or her successor is elected and qualified, or until the director’s earlier death, resignation, retirement or removal from office. Any director may resign at any time upon written notice to our Board or to our President. Directors may be removed only for cause upon the affirmative vote of the holders of 75% of the voting power of the outstanding shares of capital stock voting together as a single class.

No Cumulative Voting.  Holders of our Common Stock do not have cumulative voting rights in the election of directors or on any other matter.

Advance Notice Requirement for Stockholder Proposals and Director Nominations.  Our bylaws provide that stockholders seeking to bring business before or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary and comply with certain specified procedural requirements.

No Stockholder Action by Written Consent; Special Meeting.  Our charter precludes stockholders from initiating or effecting any action by written consent and thereby taking actions opposed by our Board in that manner.  Our bylaws also provide that special meeting of stockholders may be called only by our Board.

Limitations on Ownership by Non-U.S. Citizens. As described above under “Limitations on Ownership by Non-U.S. Citizens,” certain provisions of our charter designed to ensure our compliance with U.S. Maritime Laws may have an anti-takeover effect by limiting the percentage ownership of our capital stock by non-U.S. citizens.

Amendments to Our Charter and Bylaws.  Pursuant to the DGCL and our charter, certain anti-takeover provisions of our certificate of incorporation may not be repealed or amended, in whole or in part, without the approval of at least 80% of the outstanding stock entitled to vote. Our charter permits our Board to adopt, amend and repeal our bylaws. Our charter also provides that our bylaws can be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of our Common Stock.

Listing.  Our Common Stock is listed on the New York Stock Exchange under the symbol “ORN.”

Transfer Agent and Registrar.  Our transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company.

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